CLIFFORD L. NEUMAN, P.C.
Attorney at Law

TEMPLE-BOWRON HOUSE
1507 PINE STREET
BOULDER, COLORADO 80302

Telephone: (303) 449-2100
Facsimile: (303) 449-1045
E-mail: clneuman@neuman.com

October 31, 2005

VIA EDGAR AND FEDERAL EXPRESS

Susan Min, Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549-7010
Re:	FieldPoint Petroleum Corporation
Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2
File No. 333-128447

Form 10-KSB/A-4 for the year ended December 31, 2004
File No. 0-9435

Ladies and Gentlemen:

            On behalf of FieldPoint Petroleum Corporation (the "Company"), please be advised that the Company has on this date electronically filed by EDGAR with the Commission its Pre-Effective Amendment No. 1 to Form SB-2 Registration Statement as well as its Form 10-KSB/A-4 for the year ended December 31, 2004.

            I am enclosing herewith for your convenience two sets of the Amendment, each set consisting of one redlined and one clean Registration Statement. We also provide two sets of the Form 10-KSB/A-4, each set consisting of one redlined and one clean version of the Form.

            To expedite your review, please accept the following in response to the comments of the Commission dated October 11, 2005:
FORM SB-2
Comment 1:

Supplementally, please be advised that neither of the Selling Securityholders is a registered broker-dealer. One of the Selling Securityholders is an affiliate of a registered broker-dealer. We have made the requested additional disclosures at page 36 of the Registration Statement.

FORM 10-KSB/A-3
Comment 2	We have revised our disclosure under Item 8A, Controls and Procedures, at page 19 of the Form 10-KSB/A-4.

            Please let me know if you have further comments or questions.
Sincerely,

/s/ Clifford L. Neuman
Clifford L. Neuman

CLN: nn
cc: Mr. Ray D. Reaves